Exhibit 12.1

Consolidated Fixed Charge Computation for
Solectron Corporation
($Millions)

	Three months ended November 30,
	2004	2003
Losses:
Net income (loss)	$55.9	$(119.8)
Discontinued operations income (loss), net of tax	9.0	(67.6)
Income tax expense	4.7	2.5

Income (loss) from continuing operations before income tax expense	$51.6	$(49.7)
Add back: fixed charges	22.9	51.2

Earnings before fixed charges	74.5	1.5

Fixed Charges:
Interest portion of rental expense	$6.6	$7.3
Interest expense	16.3	43.9

	$22.9	$51.2

Ratio of earnings to fixed charges	3.3	—

Deficiency of earnings to fixed charges	$—	$(49.7)

Consolidated Fixed Charge Computation for
Solectron Corporation
($Millions)

	Year Ended August 31
	2004	2003	2002	2001	2000
Losses:
Net (loss) income	$(168.9)	$(3,462.0)	$(3,110.2)	$(123.5)	$497.2
Discontinued operations (income) loss, net of tax	(82.9)	442.2	39.4	33.4	(44.0)
Income tax (benefit) expense	(0.3)	532.1	(449.0)	(35.9)	223.5

(Loss) income from continuing operations before income tax (benefit) expense	$(252.1)	$(2,487.7)	$(3,519.8)	$(126.0)	$676.7
Add back: fixed charges	171.0	236.2	272.4	199.4	99.3

Earnings before fixed charges	(81.1)	(2,251.5)	(3,247.4)	73.4	776.0

Fixed Charges:
Interest portion of rental expense	$26.8	$29.1	$33.6	24.6	27.7
Interest expense	144.2	207.1	238.8	174.8	71.6

	$171.0	$236.2	$272.4	$199.4	$99.3

Ratio of earnings to fixed charges	—	—	—	0.4	7.8

Deficiency of earnings to fixed charges	$(252.1)	$(2,487.7)	$(3,519.8)	$(126.0)	—